Edwards Group Limited Announces First Quarter 2012 Results

•                  First quarter 2012 revenue of £161.1 million and net income of £13.3 million or 13.25 pence per basic and diluted share

•                  Adjusted net income(1) of £14.7 million, or 14.65 pence per basic and diluted share

•                  Results at top of management expectations with a 3.5% increase in both revenue and Adjusted net income over the fourth quarter 2011

•                  Generated £17.9 million in net cash from operating activities, £18.0 million in Management operating cash flow(2) and ended the quarter with a cash balance of £93.2 million

•                  IPO closed on May 16, 2012, with net proceeds of $87.1 million (£53.9 million) used to repay debt

Crawley, West Sussex, United Kingdom — May 29, 2012 — Edwards Group Limited (NASDAQ:EVAC) (“Edwards” or the “Company”) announced results of its operations for the first quarter ended March 31, 2012.

Matthew Taylor, Chief Executive Officer, said, “We are off to a very good start in 2012, with the Semiconductor business in particular enjoying notable strength in the first quarter, and an improvement in our revenue and margins over the fourth quarter of 2011.”  Mr. Taylor continued “During the last quarter we neared completion of our transformational restructuring program by installing the final set of new machine tools at our new South Korean facility which was opened in May 2011.  Our record of innovation was recently recognized by the winning of a Queens Award for Enterprise in 2012 for our nEXT turbomolecular pump.  Finally, we were delighted to have completed our IPO on May 16, 2012, marking a significant milestone in the Company’s history.”

On a sequential quarterly basis, revenue rose 3.5% to £161.1 million (Q4 2011: £155.6 million).  Net income increased 125% to £13.3 million, or 13.25 pence per share (Q4 2011: £5.9 million, or 5.88 pence per share).  Adjusted net income rose 3.5% to £14.7 million, or 14.65 pence per share (Q4 2011: £14.2 million, or 14.15 pence per share).  Adjusted EBITDA(3) rose 15.1% to £32.0 million or 19.9% of revenue (Q4 2011: £27.8 million or 17.9% of revenue).  Gross margin rose 4.4 percentage points to 36.3%.

Key Data

	Three months ended March 31,						Three months ended December 31,
Unaudited	2012		2011		% Change		2011		% Change
	£m		£m				£m
Revenue	161.1		179.5		-10.3%		155.6		3.5%

Gross Profit	58.4		73.1		-20.1%		49.6		17.7%
Gross Margin	36.3%		40.7%		-4.4	pts	31.9%		+4.4	pts

Net income	13.3		20.4		-34.8%		5.9		125.4%

Weighted average shares — basic and diluted (pre-IPO)(4)	100,348,333		100,348,333				100,348,333

	(pence)		(pence)				(pence)
Earnings per share — basic and diluted	13.25		20.33		-34.8%		5.88		125.4%

Adjusted EBITDA(3)	32.0		47.7		-32.9%		27.8		15.1%
Adjusted EBITDA margin	19.9%		26.6%		-6.7	pts	17.9%		+2.0	pts

Adjusted net income(1)	14.7		25.3		-41.9%		14.2		3.5%
Adjusted Net income Margin	9.1%		14.1%		-5.0	pts	9.1%		0.0	pts

	(pence)		(pence)				(pence)
Adjusted net income per share — basic and diluted	14.65		25.21		-41.9%		14.15		3.5%

Management operating cash flow(2)	18.0		18.0		0.0%		25.4		-29.1%

Cash and cash equivalents	93.2		78.1				91.8
Net debt(5)	(349.8)		(360.7)				(364.5)
Net leverage(6)	2.6	x	2.3	x			2.4	x

Exchange rates for US Dollar against Pounds Sterling are based on the closing mid-point spot rates at 4:00 pm (London time) derived from WM /Reuters and as published by the Financial Times, and comprise 1.6030 for March 31, 2011; 1.5541 for December 31, 2011; and 1.5978 for March 31, 2012.  Monthly average rates are calculated using the average of the daily rates during the month and comprise 1.5501 for January 2012; 1.5793 for February 2012; and 1.5822 for March 2012.

(1) Adjusted net income represents net income adjusted for restructuring and transaction costs, currency translation gain/(loss) on external and intra-group debt, accretion of the unsecured loan note (the “Vendor Loan Note”), purchase price accounting (“PPA”) amortization, tax shield on adjustments, and non-cash compensation expense.  The Vendor Loan Note was repaid on February 24, 2011.

(2) Management operating cash flow is defined as Adjusted EBITDA less change in trade working capital, net cash payments for capital expenditures and other cash movements and non-cash items.

(3) Adjusted EBITDA represents net income excluding finance income and costs, taxation, depreciation, amortization, restructuring and transaction costs, profit or loss on sale of property, plant and equipment (“PP&E”) and non-cash compensation expense.

(4) On May 16, 2012, upon consummation of the IPO, there were approximately 112.8 million shares issued and outstanding including the 12,500,000 shares sold in the IPO. 1,250,000 options were issued in conjunction with the IPO under the company’s equity plan.

(5) Net debt is defined as the sum of the principal of the First Lien Credit Agreement debt, the aggregate of other indebtedness including unamortized fees relating to bank term loans, capital lease obligations and Japanese factoring in excess of US$30 million, less cash and deposits.

(6) Net leverage is defined by the First Lien credit agreement and is calculated in US Dollars.  For the leverage calculation, net debt excludes unamortized fees relating to bank term loans.

When compared to what was a particularly strong performance in Q1 2011, revenue was down 10.3% from £179.5 million and net income declined 34.8% from 20.4 million or 20.33 pence per share.  Adjusted net income was down 41.9% from 25.3 million or 25.21 pence per share and Adjusted EBITDA fell 32.9% from £47.7 million or 26.6% of revenue, and gross margin declined 4.4 percentage points from 40.7%.

David Smith, Chief Financial Officer, said “We are pleased with our first quarter results, which came in at the high end of our expectations and with improved gross margin compared to the prior quarter.  These results show the inherent benefits of diversification across our business sectors.  Semiconductor revenues were up sequentially and year over year, benefitting from a meaningful increase in capital expenditures during the quarter at some of the leading semiconductor manufacturers in preparation for technology node changes.  This helped to offset the decline in Emerging Technologies, which continued to suffer from over capacity since achieving a peak in early 2011”.

Application Sector Performance

Revenue by application sector

	Three months			Three months
	ended March 31,			ended December 31,
	2012	2011		2011
	£m	£m	% increase /decrease	£m	% increase /decrease

Semiconductor	73.3	64.0	14.5%	58.7	24.9%
General Vacuum	39.2	39.1	0.3%	45.9	-14.6%
Emerging Technologies	10.2	38.5	-73.5%	13.7	-25.5%
Service	38.4	37.9	1.3%	37.3	2.9%
	161.1	179.5	-10.3%	155.6	3.5%

Semiconductor revenue growth was principally due to increasing capital spending as leading semiconductor manufacturers invested in advanced technology node changes.

General Vacuum saw higher sales to scientific and R&D sub-sectors offset by lower revenues from the process sub-sector, principally reflecting the timing of delivery of certain high value orders.

Emerging Technologies revenue decline was principally due to continued industry-wide overcapacity in the Flat Panel Display, Solar PV and LED sub-sectors, which resulted in a significant decrease in revenue during the second half of 2011 and into the first quarter of 2012, following high levels of activity in the first half of 2011, especially in China.

Service revenue saw steady growth which reflected increased demand by our Semiconductor customers partially offset by lower demand within Emerging Technologies.

Additional Quarterly Financial Information

Cost of sales for the first quarter was £102.7 million, a decrease of 3.5% compared to the year ago period, reflecting lower revenues.  Gross profit margin of 36.3% of revenues decreased 4.4 percentage points due to lower volume, less favorable business mix, together with inefficiencies incurred during the double-running of UK and South Korean plants in early 2012 while manufacturing operations were being relocated.

Sales, general and administrative expenses decreased by 5.7% to £24.9 million, primarily due to lower incentive compensation expense. Total research and development spending equaled £7.3 million, or 4.5% of revenue, and rose 15.9% over the year ago period, reflecting increased investment in new product development.  Restructuring and transaction costs declined by £5.8 million to £3.2 million as the relocation of the Company’s manufacturing plants neared completion.

The Company’s ending cash balance at March 31, 2012 was £93.2 million.  During the first quarter, the Company generated cash of £17.9 million from operations. Management operating cash flow was £18.0 million in the first quarter of 2012, unchanged from the year ago period.  Cash used in investing activities totaled £6.5 million, a decrease of £11.8 million due to the completion of new plants in the Czech Republic and South Korea as part of the restructuring program.

The Company’s indebtedness at March 31, 2012 was £443.0 million.  The Company’s net debt was £349.8 million resulting in a net leverage ratio of 2.6x.

Business Developments in Q1 2012

Edwards continued its successful rollout of new products and increasing investment and launched the next generation of nXDS scroll pumps with advanced scroll design, tip-seal technology, and intelligent drive and control which gives exceptional performance in scientific, research and development applications and sets a high standard for dry pumping in the industry.

The Company also launched the GXS450 and GXS750 dry pumps for applications that require rapid pumping of large gas volumes, such as metallurgy processes, glass coating, solar coating, LED manufacture and load—lock applications for vacuum chamber evacuation.

Edwards established a new service centre in Dongguan, Guangdong Province, near Shenzhen. The new facility will allow Edwards to enhance its customer support and expand its service footprint throughout South China and will play a vital role in servicing Edwards’ industrial products range.

Developments Since end of Quarter

On April 5, 2012 Edwards undertook a corporate reorganization to facilitate the issuance of American Depositary Shares (ADSs) on NASDAQ as part of its initial public offering described below.  The reorganization has not affected our operations, which we will continue to conduct through our operating subsidiaries.

On May 3, 2012, the Company opened its new $3.5 million North American headquarters in Sanborn, NY in Niagara County. The new 64,000 square foot facility is fully operational and employs 150 people in production, engineering, customer care, administration, marketing, and distribution services roles.

On May 10, 2012, the Company announced the pricing of its Initial Public Offering (IPO) of 12,500,000 ADSs at a price to the public of $8.00 per ADS. The Company’s ADSs began trading on the NASDAQ Global Select Market under the ticker symbol “EVAC” on May 11, 2012 and the IPO closed on May 16, 2012.  The net primary proceeds from the offering of $87.1 million (£53.9 million) were used to repay a tranche of debt under the First Lien Credit Agreement.

On May 18, 2012, Moody’s Investors Service upgraded each of the corporate family rating (CFR) and the probability of default rating (PDR) of the Edwards Group Limited to B1 from B2, following the completion of the IPO and use of proceeds to pay down debt. Moody’s also upgraded the ratings on the Group’s facilities and indicated that their outlook on Edwards remained stable.

Company Earnings Conference Call

The Company priced its IPO on May 10, 2012 and has determined not to schedule a conference call until after the 25 day post-IPO prospectus delivery period.  The Company will therefore conduct a conference call on June 7, 2012 at 8:00 AM Eastern Time to discuss the financial results for its first quarter ended March 31, 2012, and will answer questions and provide additional information.

The U.S. dial in number is 1-866-926-5708 and the non-U.S. dial in number is +44 (0) 1452 560 304.  The passcode is 82823978.  A live webcast of the conference call will also be available on the investor relations page of the Company’s website at http://investors.edwardsvacuum.com/.

For those unable to participate in the conference call, a replay will be available for one week following the call.  To access the replay, the U.S. dial in number is 1-866-247-4222 and the non-U.S. dial in number is +44 (0) 1452 55 00 00.  The replay passcode is 82823978.  A replay of the call will be available by webcast for an extended period of time at the Company’s website, at http://investors.edwardsvacuum.com/.

About Edwards

Edwards is a leading manufacturer of sophisticated vacuum products and abatement systems and a leading provider of related value-added services for the manufacture of semiconductors, flat panel displays, LEDs and solar cells and a leader in vacuum technology for industrial, pharmaceutical, chemical, scientific, process, glass coating and food packaging industries as well as a wide range of R&D applications.

Edwards has over 3,300 full-time employees and over 600 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards’ American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

Contacts:

Investor Relations:	Media Relations:

Ross Hawley	Kim Hughes
Head of Investor Relations	The Blueshirt Group
Edwards	+1 415 516-6187
+44 (0) 1293 528844	kim@blueshirtgroup.com
investors@edwardsvacuum.com

Monica Gould
The Blueshirt Group
+1 212 871-3927
monica@blueshirtgroup.com

Cautionary Statement Concerning Forward Looking Statements

This release includes forward-looking statements, beliefs or opinions, including statements with respect to our business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company’s control and all of which are based on management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,” “intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. They appear in a number of places throughout this release and include statements regarding the intentions, beliefs or current expectations of management with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company’s business concerning, among other things, the results of operations, financial condition, liquidity, prospects, growth, strategies, and the industry in which the Company operates, most of which are difficult to predict and many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, the following: conditions in the global credit markets and the economy, including volatile conditions in Europe; capital expenditure cycles in the semiconductor and emerging technologies (FPD, Solar PV and LED) manufacturing industries; the Company’s ability to forecast demand for its products and services; growth in various end-markets; the Company’s ability to maintain existing customer relationships; the Company’s ability to timely and successfully develop and commercialize new products; the Company’s ability to meet customers’ quality standards, specifications, process-related performance requirements or delivery schedules; maintenance of the efficiency of the Company’s supply chain, the prices of its components and the capacity of its manufacturing operations; the Company’s ability to realize expected benefits from its restructuring program or future investments; the Company’s ability to retain key management and recruit and retain highly skilled and technical employees; reliance on proprietary and non-proprietary technology and processes;  competition in the Company’s markets; risks associated with doing business internationally;  fluctuations in foreign exchange rates; environmental and health and safety liabilities, regulatory compliance and expenditures; work stoppages or other labor disputes; and risks associated with the Company’s level of financial indebtedness and operating and financial restrictions in the First Lien Credit Agreement.

Edwards Holdco Limited (formerly known as Edwards Group plc)

Consolidated Income Statement

(UNAUDITED)

		Three months ended March 31,
	Note	2012	2011
		£m	£m

Revenue	2	161.1	179.5

Cost of sales		(102.7)	(106.4)

Gross profit		58.4	73.1

Sales, General and Administrative expenses excluding amortization	3	(24.9)	(26.4)
R&D costs excluding amortization	4	(5.1)	(4.9)
Restructuring and transaction costs		(3.2)	(9.0)
Amortization		(4.5)	(4.4)
Total administrative expenses		(37.7)	(44.7)
Other gains/(losses) - net		0.2	2.0

Operating income		20.9	30.4

Finance income and costs	5	(5.2)	(2.4)

Income before income taxes		15.7	28.0

Provision for income taxes		(2.4)	(7.6)

Net income		13.3	20.4

Weighted average number of shares — basic and diluted		100,348,333	100,348,333
Earnings per share attributable to the equity holders of the Company		(pence)	(pence)

Earnings per share — basic and diluted		13.25	20.33

Edwards Holdco Limited (formerly known as Edwards Group plc)

Consolidated Balance Sheets

(UNAUDITED)

	March 31, 2012	December 31, 2011
	£m	£m
Non-current assets
Goodwill	209.9	220.4
Intangible assets	198.1	206.4
Property, plant and equipment	129.5	130.0
Other receivables	6.7	7.0
Deferred tax assets	22.2	22.9
Derivative financial instruments	0.4	—
	566.8	586.7
Current assets
Inventories	112.0	105.8
Trade receivables and other receivables	118.9	132.4
Derivative financial instruments	2.0	0.8
Current tax receivables	2.1	5.4
Cash and cash equivalents	93.2	91.8
	328.2	336.2
Total assets	895.0	922.9

Current liabilities
Borrowings and finance leases	5.7	4.7
Derivative financial instruments	6.2	9.6
Trade and other payables	131.7	143.8
Provisions	18.6	20.4
Current tax liabilities	2.9	2.3
	165.1	180.8
Non-current liabilities
Borrowings and finance leases	437.3	451.6
Derivative financial instruments	8.2	10.5
Other payables	0.3	0.2
Provisions	29.3	30.3
Retirement benefit obligations	12.8	13.1
Deferred tax liabilities	62.7	68.2
	550.6	573.9
Share capital	0.3	0.3
Share premium	5.9	5.9
Reserves	173.1	162.0
Total equity attributable to shareholders of the Company	179.3	168.2
Total equity and liabilities	895.0	922.9

Edwards Holdco Limited (formerly known as Edwards Group plc)

Consolidated Statement of Cash Flows

(UNAUDITED)

	Three months
	ended March 31,
	2012	2011
	£m	£m

Net income	13.3	20.4

Adjusted for:
- taxation	2.4	7.6
- net finance cost	7.9	7.1
- unrealized foreign exchange	(3.4)	(3.7)
- amortization	4.5	4.4
- depreciation	3.9	4.1
- (profit)/ loss on sale of property, plant & equipment	(0.6)	(0.2)
- changes in working capital and other items
- changes in inventories	(8.5)	(10.3)
- changes in receivables	10.5	(14.5)
- changes in payables	(8.7)	6.6
- changes in provisions	(2.5)	1.0
Cash generated from operations	18.8	22.5
Income tax paid	(0.9)	(1.7)
Net cash generated from operating activities	17.9	20.8
Purchases of property, plant and equipment	(4.1)	(16.5)
Sales of property, plant and equipment	—	0.2
Purchases of intangible assets	(2.6)	(2.1)
Interest received	0.2	0.1
Total cash flows from investing activities	(6.5)	(18.3)
Interest paid	(7.1)	(5.0)
Drawdown of debt	—	179.2
Repayment of debt	(1.6)	(169.5)
Payment of transaction fees	—	(7.3)
Payment of preference dividend	—	(81.1)
Total cash flows from financing activities	(8.7)	(83.7)

Net increase/ (decrease) in cash and cash equivalents	2.7	(81.2)
Cash and cash equivalents at the beginning of the period	91.8	161.0
Effects of foreign exchange rate changes	(1.3)	(1.7)
Cash and cash equivalents at the end of the period	93.2	78.1
Cash and cash equivalents comprise:
Cash at bank and in hand	93.2	78.1

Reconciliation of Non-GAAP Measures

Adjusted EBITDA, Adjusted net income and management operating cash flow are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS. Further, because Adjusted EBITDA, Adjusted net income/(loss) and management operating cash flow (or similar measures) may vary among companies and industries, they may not be comparable to other similarly titled measures.

Management uses Adjusted EBITDA as a performance measure. In addition, management believes it is useful for investors because it is used in the calculation of applicable interest rates, mandatory prepayments and certain covenant baskets under the First Lien Credit Agreement.

The Company believes Adjusted net income provides investors with helpful information with respect to the performance of the Company’s operations and management uses Adjusted net income to evaluate its ongoing operations and for internal planning and forecasting purposes. Adjusted net income is not a measure of liquidity.

Management uses management operating cash flow, which is derived from Adjusted EBITDA, to understand the factors that impact cash flow generated by operations, absent various exceptional items that effect cash generation, for purposes of determining management bonuses, as well as a measure to help allocate resources. In addition, management believes management operating cash flow is useful to investors as it provides them with additional information about our performance. Management operating cashflow is not a measure of liquidity.

	Three months ended
	March 31,	March 31,	December 31,
Unaudited	2012	2011	2011
	£m	£m	£m
Net income	13.3	20.4	5.9
Interest	7.9	4.5	6.4
Taxation	2.4	7.6	(3.2)
Depreciation	3.9	4.1	4.0
Amortization	4.5	4.4	4.6
EBITDA	32.0	41.0	17.7
Finance income and costs excluding interest	(2.6)	(2.1)	4.1
Restructuring and transaction costs	3.2	9.0	5.6
(Profit) /loss on sale of PP&E	(0.6)	(0.2)	0.4
Adjusted EBITDA	32.0	47.7	27.8

Change in trade working capital	(7.4)	(18.5)	7.5
Net cash payments for capital expenditures	(6.1)	(8.7)	(6.9)
Other cash movements and non-cash items	(0.5)	(2.5)	(3.0)
Management operating cash flow	18.0	18.0	25.4

Net income	13.3	20.4	5.9
Restructuring and transaction costs	3.2	9.0	5.6
Currency translation (gain) /loss	(2.6)	(4.6)	(0.1)
Accretion of the Vendor Loan note	—	0.2	—
PPA Amortization	2.6	2.5	2.7
Tax shield on adjustments	(1.8)	(2.2)	0.1
Adjusted net income	14.7	25.3	14.2

Additional Information and Notes to the Financial Statements

1.             Basis of Presentation

To facilitate the issuing of ADSs on NASDAQ, on April 5 2012, the entire issued share capital of Edwards Holdco Limited was acquired by Edwards Group Limited and implemented by way of a Scheme of Arrangement.  As a result, Edwards Group Limited owns all of the outstanding ordinary shares of Edwards Holdco Limited. Prior to the share offering we conducted our business solely through Edwards Group plc (now known as Edwards Holdco Limited) and its subsidiaries.

Subsequent to the restructuring, Edwards Group Limited has become the parent of Edwards Holdco Limited and its subsidiaries. Edwards Group Limited is a Cayman Islands exempt company incorporated with limited liability. As was the case prior to the restructuring, Edwards Group Limited will be resident for tax purposes in the United Kingdom.

The Quarterly Financial Report for the three months ended March 31, 2012 has been prepared on the same basis as the audited consolidated financial statements of Edwards Group plc for the year ended December 31, 2011 and includes all adjustments necessary for the fair presentation of the information for the quarters presented. The Financial Statements are stated in pounds sterling (GBP). The Quarterly Financial Report is unaudited.

2.                                       Revenue

Revenue by geography

	Three months			Three months
	ended March 31,			ended December 31,
	2012	2011		2011
	£m	£m	% increase /decrease	£m	% increase /decrease

Europe	28.0	30.0	-6.7%	26.5	5.7%
Americas	45.9	44.8	2.5%	51.7	-11.2%
South Korea	41.0	32.4	26.5%	29.2	40.4%
Japan	19.2	23.2	-17.2%	22.1	-13.1%
Taiwan	14.0	14.7	-4.8%	10.9	28.4%
China	8.6	26.1	-67.0%	9.6	-10.4%
Other Asia	4.4	8.3	-47.0%	5.6	-21.4%
Total sales	161.1	179.5	-10.3%	155.6	3.5%

3.             Sales, General and Administrative Expenses

	Three months
	ended March 31,
	2012	2011
	£m	£m
Sales and marketing	12.1	12.4
General and administrative (excluding amortization)	8.5	8.7
Bonus	4.3	5.3
Sales, General and Administrative expenses (excluding amortization)	24.9	26.4
R&D excluding amortization	5.1	4.9
Restructuring and transaction costs	3.2	9.0
Amortization (excluding PPA amortization)	1.9	1.9
PPA amortization	2.6	2.5
Total administrative expenses	37.7	44.7

4.             Research and Development Costs (excluding amortization)

	Three months ended March 31,
	2012	2011
	£m	£m
Research and development expensed in the income statement excluding amortization	5.1	4.9
Capitalization of intangibles	2.2	1.4
Total research and development spending	7.3	6.3
Research and development spending as a percentage of revenue	4.5%	3.5%

5.             Finance Income and Costs

The following table sets out the net finance (costs)/income for the periods indicated:

A debt reorganization was undertaken in February 2011 whereby we extended the First Lien Credit Agreement and increased our borrowings under this agreement. The proceeds were used to repay the borrowings under the Second Lien Credit Agreement and the Vendor Loan Note. Consequently the accretion of the Vendor Loan Note ceased (Q1 2011: £0.2 million).

The decrease in fees and amortization of fees is due to the write down in 2011 of unamortized fees of £1.4 million on borrowings under the Second Lien Credit Agreement after the debt was repaid.  This was partially offset by additional amortization of the fees on the additional first lien debt raised of £0.2 million.

	Three months ended March 31,
	2012	2011
	£m	£m
Interest paid and received	(7.3)	(5.1)
Accretion of Vendor Loan Note	—	(0.2)
Foreign exchange gains/(losses) on bank and intra-group loans	2.6	4.6
Fees and amortization of fees	(0.5)	(1.7)
Finance income and costs	(5.2)	(2.4)

6.             Capital Expenditures

	Three months
	ended March 31,
	2012	2011
	£m	£m
Research and development capitalized	2.2	1.4
Property plant & equipment (PP&E) and other intangibles	3.8	7.5
Restructuring PP&E	0.7	9.7
Total capital expenditure	6.7	18.6

7.             Reconciliation of net debt

	As of January 1,	Cash	Other non-cash	Exchange	As of March 31,
	2012	flow	movements	movements	2012
	£m	£m	£m	£m	£m

Cash and cash equivalents	91.8	2.7	—	(1.3)	93.2

Bank term loans	(442.7)	1.1	—	12.1	(429.5)
Unamortized fees relating to the bank term loans	7.6	—	(0.5)	—	7.1
Other loans	(15.2)	—	—	—	(15.2)
Finance leases	(6.0)	0.5	—	0.1	(5.4)
Total borrowings and finance leases	(456.3)	1.6	(0.5)	12.2	(443.0)

Total Net Debt	(364.5)	4.3	(0.5)	10.9	(349.8)

Appendix:              Supplemental Information for Lenders Under the First Lien Credit Agreement

	Three months ended
	June 30,	September 30,	December 31,	March 31,
	2011	2011	2011	2012	LTM
	$m	$m	$m	$m	$m
Adjusted EBITDA	76.7	61.8	43.6	50.3	232.4
less capitalization of development expenditure	(3.1)	(3.2)	(4.9)	(3.5)	(14.7)
Pro-forma EBITDA	73.6	58.6	38.7	46.8	217.7

Secured facilities
First lien					686.3
Total senior debt					686.3

Other borrowings					32.9
Total senior debt and other					719.2

less Cash and cash equivalents					148.8

Consolidated net debt					570.4

Net leverage					2.6	x

Exchange rates for US Dollar against Pounds Sterling for the four periods are based on the closing mid-point spot rates at 4:00 pm (London time) derived from WM /Reuters and as published by the Financial Times. Quarterly average rates are calculated using the average of the daily rates during the relevant period.  Rates for the three months ended June 30, 2011, September 30, 2011, December 31, 2011, and March 31, 2012 were: 1.6313, 1.6099, 1.5719, and 1.5704 respectively.

EVAC-F